April 1, 2014

Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549

Re:	Comment Letter Dated February 24, 2014 (received via e-mail)
International Speedway Corporation
Form 10-K for the fiscal year ended November 30, 2013
Filed January 28, 2014
File No. 000-02384

Ladies and Gentlemen:

The company is in receipt of a comment letter from staff, dated February 24, 2014. Pursuant to discussions with Claire Erlanger of the SEC, the Company has been given an extension until April 17th to respond to the comment letter.

Sincerely,

/s/ Daniel W. Houser

Daniel W. Houser
Senior Vice President, Chief Financial Officer
and Treasurer